November 13, 2025

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal
First Trust Series Fund
Registration on Form N-1A
Post-Effective Amendment No. 72
(Registration Statement File Nos. 333-168727, 811-22452)

Ladies and Gentlemen:

On behalf of the FT Vest Laddered Autocallable Barrier & Income Fund (the “Fund”), a series of First Trust Series Fund (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 72 was originally filed with the Securities and Exchange Commission on April 7, 2025. Trust no longer intends to seek effectiveness of the Fund and no securities have been sold pursuant to Post-Effective Amendment No. 72 to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST SERIES FUND

By:       /s/ James M. Dykas

James M. Dykas,

President and Chief Executive Officer